UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 29)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Robert D. Graham
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2018
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Kronos Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,764,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 29
TO SCHEDULE 13D

This Amendment No. 29 to this Statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation ("CompX").  Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the conversion by one of the Reporting Persons of 10,000,000 shares of CompX's class B common stock, par value $0.01 per share (the "Class B Shares") into 10,000,000 shares of Class A Shares, as discussed below.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a) The following entities or persons are filing this Statement (collectively, the "Reporting Persons"):

•	NL Industries, Inc. ("NL") as a direct holder of Class A Shares;

•
Kronos Worldwide, Inc. ("Kronos Worldwide"), Valhi, Inc. ("Valhi"), Valhi Holding Company ("VHC"), Dixie Rice Agricultural L.L.C. ("Dixie Rice"), Contran Corporation ("Contran") by virtue of their direct or indirect ownership of NL;

•	Lisa K. Simmons by virtue of her being a co-trustee of the Family Trust (as defined and described below) and her position as co-chair of the Contran board of directors (the "Contran Board"); and

•	Serena Simmons Connelly by virtue of being co-trustee of the Family Trust and her position as co-chair of the Contran Board.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

The following is a description of the relationships among the Reporting Persons.

All of Contran's outstanding voting stock is held by a family trust (the "Family Trust") established for the benefit of Ms. Simmons and Ms. Connelly and their children, for which Ms. Simmons and Ms. Connelly are co-trustees, or is held directly by Ms. Simmons and Ms. Connelly or entities related to them.  Ms. Simmons and Ms. Connelly are sisters.

Ms. Simmons and Ms. Connelly also serve as co-chairs of the Contran Board, and one other member of Contran management also serves on the Contran Board.  As co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly have the shared power to vote and direct the disposition of the shares of Contran stock held by the Family Trust, and Ms. Simmons and Ms. Connelly each has the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by other entities related to them.

Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following persons or entities that directly hold, the following percentages of the 12,426,107 Class A Shares outstanding as of the close of business on July 17, 2018 based on information from CompX (the "Outstanding Class A Shares"):

NL	86.6%
Contran	Less than 1%
Kronos Worldwide	Less than 1%
Serena Simmons Connelly	Less than 1%

There are no Class B Shares outstanding.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of NL common stock:

Valhi	82.9%
Kronos Worldwide	Less than 1%
Serena Simmons Connelly	Less than 1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NLKW Holding LLC ("NLKW")	30.4%
Contran	Less than 1%
Serena Simmons Connelly	Less than 1%

Together, Valhi, NL (and its wholly-owned subsidiary NLKW) and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons and Ms. Connelly directly hold, or related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Valhi common stock:

VHC	91.5%
Serena Simmons Connelly	Less than 1%

VHC may be deemed to control Valhi.  Contran may be deemed to control VHC, by virtue of its ownership of Dixie Rice shares.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 82.9% of the outstanding shares of common stock of NL and 50.0% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi's direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, VHC, Dixie Rice and Contran, the role of Ms. Simmons and Ms. Connelly as co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly being beneficiaries of the Family Trust, the direct holdings of Contran voting stock by each of Ms. Simmons, Ms. Connelly and entities related to them, the positions as co-chairs of the Contran Board by each of Ms. Simmons and Ms. Connelly, in each case as described above, (a) Ms. Simmons and Ms. Connelly may be deemed to control the Family Trust, Contran, Dixie Rice, VHC, Valhi, NL, Kronos Worldwide and CompX and (b) Ms. Simmons and Ms. Connelly, Contran, Dixie Rice, VHC, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Class A Shares.  However, Ms. Simmons and Ms. Connelly each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership in shares of such entities.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b) The principal offices of Kronos Worldwide, NL, Valhi, VHC, Dixie Rice and Contran are located at, and the business address of, Lisa K. Simmons and Serena Simmons Connelly is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c) Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

In addition to the manufacturing of security products and recreational marine components engaged in through CompX and the holding of the securities described above as directly held by NL, NL is principally engaged through a subsidiary in reinsurance brokerage and risk management.

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in the real estate management and development industries.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, VHC is principally engaged in holding the securities described above as directly held by VHC.

In addition to activities engaged in through VHC, Dixie Rice is principally engaged in land management, agriculture and oil and gas activities.

In addition to the activities engaged in through Dixie Rice, VHC and Valhi, Contran is principally engaged in the production of steel rod, wire and wire products through a subsidiary.

(d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kronos Worldwide, Valhi, VHC and Contran are Delaware corporations.  NL is a New Jersey corporation.  Dixie Rice is a Louisiana limited liability company.  Except as noted in Schedule B, Lisa K. Simmons and Serena Simmons Connelly and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 is amended and supplemented as follows.

As described under Item 5(c) of this Statement, NL acquired the Class A Shares reported in Item 5(c) by converting Class B Shares into Class A Shares.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows.

Depending upon their evaluation of CompX's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares.  Any such additional purchases or sales of Class A Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Ms. Simmons and Ms. Connelly may be deemed to control CompX.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a) The following entities or persons directly hold the following Class A Shares:

Reporting Persons	Class A Shares Directly Held

NL	10,755,104
Contran	5,900
Kronos Worldwide	3,000
Serena Simmons Connelly	2,000
Total	10,766,004

There are no Class B Shares outstanding.  By virtue of the relationships described under Item 2 of this Statement, NL, Kronos Worldwide, Valhi, VHC and Dixie Rice may each be deemed to be the beneficial owner of the 10,758,104 Class A Shares (approximately 86.6% of the Outstanding Class A Shares) that NL and Kronos Worldwide hold directly.

Except for 2,000 Class A Shares (the "Connelly Shares") she holds directly, Ms. Connelly disclaims beneficial ownership of all Class A Shares.  Ms. Lisa Simmons disclaims beneficial ownership of all Class A Shares.

(b) By virtue of the relationships described in Item 2 of this Statement:

(1) NL, Kronos Worldwide, Valhi, VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 10,758,104 Class A Shares (approximately 86.6% of the Outstanding Class A Shares) that NL and Kronos Worldwide hold directly;

(2) Contran, Ms. Simmons and Ms. Connelly may be deemed to share the power to vote and direct the disposition of the 10,764,004 Class A Shares (approximately 86.6% of the Outstanding Class A Shares) that NL, Contran and Kronos Worldwide hold directly; and

(3) Ms. Connelly may be deemed to have the sole power to vote and direct the disposition of the 2,000 Class A Shares (approximately 0.1% of the Outstanding Class A Shares) that she directly holds.

(c) On July 17, 2018, NL converted all 10,000,000 of its Class B Shares into 10,000,000 Class A Shares, for no additional consideration, pursuant to the terms of the Second Amended and Restated Certificate of Incorporation of CompX.

(d) NL, Contran, Kronos Worldwide and Ms. Connelly, each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Class A Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

To the best of their knowledge, none of the Reporting Persons or any person named in Schedule B to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of CompX, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 24, 2018

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 24, 2018

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 24, 2018

/s/ Robert D. Graham
Robert D. Graham, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

SCHEDULE A

LISA K. SIMMONS, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the Contran Board.

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the Contran Board, and as direct holder of the Connelly Shares.

ROBERT D. GRAHAM, for the entities set forth below, as the officer stated:

Entity	Officer positions
Contran Corporation	President and Chief Executive Officer
Dixie Rice Agricultural L.L.C.	President and Chief Executive Officer
Valhi Holding Company	Chairman of the Board, President and Chief Executive Officer
Valhi, Inc.	Vice Chairman of the Board, President and Chief Executive Officer
Kronos Worldwide, Inc.	Vice Chairman of the Board, President and Chief Executive Officer
NL Industries, Inc.	Vice Chairman of the Board and Chief Executive Officer

SCHEDULE B

The names of the directors and executive officers of the Reporting Persons and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

Thomas E. Barry	Professor of marketing, emeritus at the Edwin L. Cox School of Business at Southern Methodist University; and a director of CompX and Valhi

James W. Brown	Vice president, chief financial officer and controller of CompX; and vice president, business planning and strategic initiatives of Valhi

Clarence B. Brown, III	Vice president, general counsel and secretary of Kronos Worldwide; and vice president and secretary of NL

James Buch	Chief operating officer of Kronos Worldwide

Brian W. Christian	Executive vice president of Kronos Worldwide; and senior vice president of Contran

Benjamin R. Corona	President, global sales management of Kronos Worldwide

Keith R. Coogan	Private investor; and director of Kronos Worldwide and NL

Serena S. Connelly	Director and co-chair of Contran

Steven S. Eaton	Vice president and director of internal control over financial reporting of CompX, Kronos Worldwide, NL and Valhi

Loretta J. Feehan	Chair of the board (non-executive) of CompX, Kronos Worldwide, NL and Valhi; and certified public accountant who consults on financial and tax matters

Name	Present Principal Occupation

Robert D. Graham
Vice chairman of the board of CompX; vice chairman of the board and chief executive officer of NL; vice chairman of the board, president and chief executive officer of Kronos Worldwide and Valhi; chairman of the board, president and chief executive officer of VHC and Dixie Rice; and director, president and chief executive officer of Contran

Tim C. Hafer	Vice president and controller of Kronos Worldwide

Bryan A. Hanley	Vice president and treasurer of CompX, NL, Kronos Worldwide, Valhi and Contran

John E. Harper	Private investor; and a director of NL and Kronos Worldwide

Terri L. Herrington	Private investor; and a director of CompX and Valhi

Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Kronos Worldwide and Valhi

Patricia A. Kropp	Vice president, director of global human resources of Kronos Worldwide; and vice president, human resources of Contran

Kelly D. Luttmer	Executive vice president and chief tax officer of CompX, NL, Kronos Worldwide, Valhi, Dixie Rice and Contran; and director, executive vice president and chief tax officer of VHC

Meredith W. Mendes	Executive director and chief operating officer of Jenner & Block LLP; and a director of NL and Kronos Worldwide

W. Hayden McIlroy (1)	Private investor primarily in real estate; and a director of Valhi

Cecil H. Moore, Jr.	Private investor; and a director of NL, Kronos Worldwide and CompX

Name	Present Principal Occupation

Andrew B. Nace
Executive vice president of CompX, NL and KronosWorldwide; executive vice president, general counsel and secretary of Valhi, Dixie Rice and Contran; and director, executive vice president, general counsel and secretary of VHC

John R. Powers, III	Vice president and general counsel of NL

Courtney J. Riley	President of NL; vice president, environmental affairs of Kronos Worldwide; and executive vice president, environmental affairs of Valhi

Amy Allbach Samford	Vice president and controller of NL, Valhi and Contran

Lisa K. Simmons	Co-chair of the Contran Board

Thomas P. Stafford	Director of NL and Kronos Worldwide; chairman of the NASA Advisory Council Task Force on the International Space Station Program

John A. Sunny	Vice president and chief information officer of Kronos Worldwide; and vice president, information technology of Valhi and Contran

Gregory M. Swalwell
Executive vice president of CompX; executive vice president and chief financial officer of NL and Kronos Worldwide; executive vice president, chief financial officer and chief accounting officer of Valhi, Dixie Rice and Contran; director, executive vice president, chief financial officer and chief accounting officer of VHC

Mary A. Tidlund (2)	Private investor; and a director of CompX and Valhi

R. Gerald Turner (3)	President of Southern Methodist University; and a director of Kronos Worldwide

(1)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75205.

(2)	Ms. Tidlund is a citizen of Canada.

(3)	The principal business address for Dr. Turner is Southern Methodist University, Perkins Administration Bldg. #225, 6425 Boaz Lane, Dallas, Texas 75275.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held

Thomas E. Barry	3,350

Clarence B. Brown, III	-0-

James W. Brown	-0-

James Buch	-0-

Brian W. Christian	-0-

Benjamin R. Corona	-0-

Keith R. Coogan	-0-

Serena S. Connelly	2,000	(1)

Steven S. Eaton	-0-

Loretta J. Feehan	5,350

Robert D. Graham	1,000

Tim C. Hafer	-0-

Bryan A. Hanley	-0-

John E. Harper	-0-

Terri L. Herrington	1,350

Janet G. Keckeisen	-0-

Patricia A. Kropp	-0-

Kelly D. Luttmer	200

Meredith W. Mendes	-0-

W. Hayden McIlroy	-0-

Name	Class A Shares Held

Cecil H. Moore, Jr.	3,350

Andrew B. Nace	-0-

John R. Powers, III	-0-

Courtney J. Riley	-0-

Amy Allbach Samford	-0-

Lisa K. Simmons	-0-	(2)

Thomas P. Stafford	-0-

John A. Sunny	-0-

Gregory M. Swalwell	-0-

Mary A. Tidlund	3,350

R. Gerald Turner.	-0-

(1)
Does not include other Class A Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 2,000 Class A Shares that she holds directly, Ms. Connelly disclaims beneficial ownership of all Shares.

(2)
Does not include Class A Shares of which Ms. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.